Steward Realty Trust -- submission of draft pages

1 message

Jeanne Campanelli <jeanne@crowdchecklaw.com>   Fri, Oct 19, 2018 at 4:56 PM
To: gormans@sec.gov, gowetskij@sec.gov, plessetr@sec.gov
Cc: John Woods <john@gosteward.com>, Dan Miller <dan@gosteward.com>

Dear Ms. Gowetski, Ms. Gorman and Ms. Plesset:

We appreciate the opportunity to have you review certain proposed changes to the offering statement of Steward Realty Trust prior to filing an amendment in the interest of resolving your questions raised in our telephone conversation on October 18, 2018. I am attaching for your review pages from the Company's draft offering statement marked to show the changes that the company proposes to make on the cover and in the Summary (pages 2-5), The Company's Business (page 31) and Plan of Operations (page 35) sections of the offering circular.

We appreciate your effort to find a means to move forward on the disclosure. Please contact me if you have additional questions or comments.

Sincerely,

Jeanne Campanelli
Partner
CrowdCheck Law LLP

Admitted in NY and DC

📄 **dos2017a3_stewardrealtyEDGAR6 (changed pages only for SEC 101918).pdf**
232K

PRELIMINARY OFFERING CIRCULAR DATED OCTOBER XX, 2018

Deleted: SEPTEMBER 10

Steward Realty Trust, Inc.



9679 Myrtle Grove Lane
Easton, MD 21601
(541) 444-0700

Deleted: 900 Camp Street, 3rd Floor

Deleted: New Orleans, LA 70130

Deleted: (504) 608-0600¶

www.gosteward.com

UP TO 5,000,000 SHARES OF CLASS A COMMON STOCK
$10.00 PER SHARE, MINIMUM INVESTMENT $500

SEE "SECURITIES BEING OFFERED" AT PAGE 47

Steward Realty Trust, Inc. is a development stage company formed to be the world's first Crowdfarming™ REIT. The company provides a vehicle to invest in a pool of small-scale agricultural, aquacultural, and forestry loans, backed by land and farm assets, with the potential to provide an attractive risk-adjusted return with current income while supporting farmers using sustainable and ecologically-sound agricultural practices. The company will invest primarily in the United States, though over time the company may expand its operations to foreign markets. We intend to qualify as a real estate investment trust beginning with the taxable year ending December 31, 2018, which may be extended to the taxable year ending December 31, 2019, in our board of director's discretion.

We are offering up to $50,000,000 in shares of our Class A Common Stock to the public at $10.00 per share. The minimum subscription amount is 50 shares, or $500. The per-share price for our Class A Common Stock was arbitrarily determined by the company's board of directors and will apply until December 31, 2018, or such later date as announced by the company. After that date, the per share purchase price in this offering will be adjusted annually, as of December 31, and will equal the quotient of our Net Asset Value, or "NAV," divided by the number of shares of our Class A Common Stock outstanding as of that date ("NAV per share"). There is no public market for the company's shares and we currently have no plans to list the company's shares on a stock exchange or other trading market, nor does the company intend to offer investors liquidity through a redemption plan. Because of the illiquid nature of our shares, you should purchase the company's shares only as a long-term investment and be prepared to hold them for an indefinite period of time.

	Price to Public*	Underwriting discount and commissions**	Proceeds to issuer***
Per share	$ 10.00	$ 0.00	$ 10.00
Total Maximum	$50,000,000.00	$ 0.00	$50,000,000.00

*   The initial price per share shown was arbitrarily determined by company management and will apply until December 31, 2018. After that date, our price per share will be adjusted on December 31 of each year based on the Net Asset Value (NAV) on that date, commencing on December 31, 2019.

**   We do not intend to use commissioned sales agents or underwriters. The company, its officers and its associated persons intend to conduct the offering in accordance with an exemption from registration contained in Rule 3a4-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, therefore, none of them is required to register as a broker-dealer.

***   Does not include expenses of the offering, including costs of legal and accounting service providers and blue sky compliance. See "Plan of Distribution."

The offering is being conducted on a best-efforts basis without any minimum target. Because there is no minimum target, the company may close on any amounts invested, even if those amounts are insufficient for the intended use of proceeds, or do not cover the costs of this offering.

We intend to distribute the company's shares exclusively through the website www.gosteward.com, owned by our affiliate Steward Technologies Ltd. (the "Steward Platform"). The Steward Platform is an online investment platform that allows investors to invest in the company's shares and accredited investors to invest in crowdfarming first-mortgage secured lending opportunities, where investors can create an account, review offering materials, sign investment agreements, and initiate payment via ACH or wire transfer. After making an investment, investors can review ongoing updates through their account dashboard. See "Plan of Distribution."

Investing in the company's Class A Common Stock is speculative and involves substantial risks. You should purchase these securities only if you can afford a complete loss of your investment. See "Risk Factors" beginning on page 11 to read about the more significant risks you should consider before buying our Class A Common Stock. These risks include the following:

- *The company has a limited operating history.*

- *Because this is a blind pool offering, investors will not have the opportunity to evaluate investments before the company makes them.*

- *There are conflicts of interest between the company and its affiliates.*

- *Failure to qualify as a REIT would cause us to be taxed as a regular corporation, which would substantially reduce funds available for distributions to our stockholders.*

Deleted:

- *We may allocate the net proceeds from this offering to investments with which you may not agree.*

- *The company is controlled by its CEO; stockholders will not have control over changes in our policies and operations, which increases the uncertainty and risks that our stockholders face.*

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OR GIVE ITS APPROVAL OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SOLICITATION MATERIALS. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED ARE EXEMPT FROM REGISTRATION.

GENERALLY NO SALE MAY BE MADE TO YOU IN THIS OFFERING IF THE AGGREGATE PURCHASE PRICE YOU PAY IS MORE THAN 10% OF THE GREATER OF YOUR ANNUAL INCOME OR NET WORTH. DIFFERENT RULES APPLY TO ACCREDITED INVESTORS AND NON-NATURAL PERSONS. BEFORE MAKING ANY REPRESENTATION THAT YOUR INVESTMENT DOES NOT EXCEED APPLICABLE THRESHOLDS, WE ENCOURAGE YOU TO REVIEW RULE 251(d)(2)(i)(C) OF REGULATION A. FOR GENERAL INFORMATION ON INVESTING, WE ENCOURAGE YOU TO REFER TO www.investor.gov.

Sales of these securities will commence on approximately [date].

This Offering Circular follows the Form S-11 disclosure format.

SUMMARY

Our Business

General

Steward Realty Trust, Inc. is the world's first Crowdfarming™ REIT, allowing individuals to invest in and support sustainable agriculture. The company provides financing to farmers and ranchers to purchase agricultural land and make investments in their farm business, with a focus on sustainable agriculture, aquaculture, and forestry (the "Properties" or "Property"). The company will invest primarily in the United States, though over time the company may expand its operations to foreign markets. The company is a development stage company with a limited history of operations. As of the date of this Offering Circular, we have financed four Properties.

The company intends to apply to the Internal Revenue Service (the "IRS") to be treated as a Real Estate Investment Trust ("REIT") for federal income tax purposes, beginning in the tax year ending December 31, 2018, which may be extended by our board of directors until the taxable year ending December 31, 2019. To qualify as a REIT, an organization makes an "election" to do so by filing a Form 1120-REIT with the IRS, and by meeting certain other requirements. The purpose of this designation is to reduce or eliminate corporate tax, thus avoiding double taxation. In return, REITs are required to distribute at least 90% of their taxable income into the hands of stockholders. The U.S. Congress enacted the law providing for REITs in 1960 as part of the Internal Revenue Code (the "Code"). The law was intended to provide a real estate investment structure similar to the structure mutual funds provide for investment in stocks. REITs were designed to be attractive income vehicles because, to avoid incurring liability for U.S. federal income tax, REITs generally must pay out an amount equal to at least 90% of their taxable income to stockholders in the form of dividends to stockholders, which the REIT is entitled to deduct. We can give no assurance, however, regarding the amount of income, if any, that the company will generate for its stockholders. See "U.S. Federal Income Tax Considerations—Requirements for Qualification as a REIT."

Although we cannot assure you that the IRS will not successfully challenge the classification of the company as a REIT, we are not currently aware of any reasons why the company would not qualify as a REIT.

To qualify as a REIT and to maintain REIT status, a company must:

- Invest at least 75% of its total assets in real estate

- Derive at least 75% of its gross income from rents from real property, interest on mortgages financing real property or from sales of real estate

1

Table of Contents

- Pay at least 90% of its taxable income in the form of stockholder dividends each year

- Be an entity that is taxable as a corporation

- Be managed by a board of directors or trustees

- Have a minimum of 100 stockholders

- Have no more than 50% of its shares held by five or fewer individuals

The company provides investors an opportunity to invest in a REIT without paying the high upfront fees and selling commissions typical in non-traded REITs, with the result that a higher percentage of your investment will be used to finance Properties and thereby increase the company's total return.

Our Business

Steward Realty Trust, Inc. is a commercial mortgage REIT that provides financing, backed by land and farm assets, to farmers using sustainable and ecologically-sound agricultural practices. As such, the company may invest, alone or with others, in loans to farming and ranching businesses to finance commercial real estate used for agriculture, aquaculture, or forestry. These financings will be primarily in the form of first-mortgage loans and majority interests in first-mortgage loans, but may eventually include a small number of mezzanine-subordinate loans, leasehold transactions, and bridge loans. As further explained below, loans will be structured as construction, mini-permanent ("mini-perm"), and stabilized financings.

The company will engage in both short-term and long-term (permanent) financings. The short-term financing, or construction loan, funds the acquisition of the Property, the preparation and development of the Property (which may or may not be vacant) for production, cultivation, and processing. After a project achieves "stabilization," the construction loan is replaced by longer-term financing. The company may elect to combine the two loans into one in the form of a construction and mini-perm loan. Mini-perm is financing that "takes out," or replaces, the construction loan, but is shorter in duration than traditional permanent financing. The purpose of the mini-perm is to pay off the construction loan and provide the project with an operating history prior to refinancing in the permanent market.

The company will offer long-term (permanent) financing to farmers and ranchers with an operating history on a property. The company expects its proportion of long-term financing to increase over time as it develops relationships with farmers and ranchers who have successfully utilized the company's construction and mini-perm loans.

Table of Contents

An affiliate of the company may apply to the Federal Agricultural Mortgage Corporation ("Farmer Mac") for approval to offer long-term, fixed-rate financing at favorable rates through a system regulated by the Farm Credit Administration. If an affiliate obtains such an approval, the company expects Farmer Mac loans to be the dominant source of "take-out financing" to replace short-term loans with long-term loans. Farmer Mac is a U.S. government-sponsored enterprise with the mission of providing a secondary market for agricultural real estate mortgage loans, rural housing mortgage loans, and rural utility cooperative loans. Its goal is to increase the availability of competitively priced mortgage financing to farmers, ranchers, and rural homeowners and to provide greater liquidity and lending capacity to agricultural lenders.

Our board of directors has control over the strategy and investment guidelines of the company. The board of directors currently consists of two directors, Daniel S. Miller, who is also the company's Chief Executive Officer, and Marc D. Maltz, an independent director.

REITs are permitted to deduct from their corporate taxable income every dollar they pay out, while stockholders pay tax on the dividend income they receive, generally at ordinary income tax rates, although individuals may qualify for lower rates in many cases. As is characteristic of mortgage REITs, the company intends to hold commercial mortgages and other loans on its balance sheet, and fund these investments with equity capital. The company may rely on a variety of funding sources, including common and preferred equity, repurchase agreements, structured financing, convertible and long-term debt, and other credit facilities, and will attempt to use less borrowing and more equity capital to finance its acquisitions of mortgages than do other large mortgage investors, though we cannot assure you that we will succeed in doing so. And, like other mortgage REITs, the company may attempt to raise both equity and debt in the registered or exempt public capital markets, though no decision has yet been made as to whether any of the company's securities will be publicly traded on a national stock exchange or quotation system, or whether the company will register with the Commission but not trade on major securities exchanges (a public, non-listed REIT). Investors subscribing to this offering should assume that no market for the company's securities will ever develop.

Steward Realty Trust, Inc. is a development stage company that was formed on March 7, 2017, as a Maryland corporation and does business under the name "Steward Farm Trust". We maintain our principal executive offices at 9679 Myrtle Grove Lane, Easton, MD 21601. Our mailing address is 9450 SW Gemini Dr., Beaverton, OR 97008. Our email address is support@gosteward.com and telephone number is (541) 444-0700.

3

Deleted: 900 Camp Street, 3rd Floor, New Orleans, Louisiana 70130

Deleted: 3014 Dauphine Street, Suite A #83098, New Orleans, Louisiana 70117

Deleted: 504) 608-0600

Table of Contents

Financed Properties

The company is focused on financing small Properties, generally fewer than one hundred acres, for agricultural use. Our goal is to finance approximately one Property per month over the next twelve months. We currently have financed four Properties that are illustrative of the Properties that are likely to be attractive to the company.

In addition to being the sole lender with respect to some Properties, the company contemplates that it may invest as part of a syndicate or other participatory arrangement with other sources of capital, such as via crowdfunding, in connection with the financing of other Properties. The company will invest in Property loans on such terms as the board of directors may deem appropriate.

Two of the Properties the company has financed to date are located in Detroit, Michigan, one Property is located in Kinzers, Pennsylvania, and one Property is located in Cave Junction, Oregon. Each of the Detroit Properties consists of less than one acre, vacant at purchase and now converted to agricultural use for fruits and vegetables, with each borrower planning to purchase additional acreage over time. The Kinzers Property is an existing 50 acre diversified grain and dairy farm. The Cave Junction Property is a 25 acre hemp farm.

The mortgages on the two Detroit Properties financed by the company were initially held by Steward Lending LLC ("Steward Lending"), an affiliate of the company, for reasons of expediency, but have been assigned to the company. In the future, we intend to have Steward Lending sign all closing documents and act as Administrative Agent for the lenders, as has been done with the Kinzers and Cave Junction Property loans.

The company targets making monthly dividend payments and the distribution of 100% of annual net income. The company seeks to target a loan-to-cost ratio of 65-85% for each project, but does not intend to use leverage at the portfolio level for the foreseeable future. We financed the two Detroit Properties in the form of a first-mortgage construction loan. The first loan was 85% loan-to-cost with a maximum principal balance of $75,000 at an interest rate of 10.0% per annum. The second loan was 82.5% loan-to-cost with a maximum principal balance of $120,000 at an interest rate of 9.5% per annum. We closed on the loans on June 20, 2017 and August 23, 2017, respectively. We financed the Kinzers Property in the form of a bridge loan, which is expected to be converted into a first-mortgage loan by the end of 2018. The loan has a maximum principal balance of $150,000 at an interest rate of 8.0% per annum. We closed on the loan on June 15, 2018. We financed the Cave Junction Property in the form of a first-mortgage construction loan, at 80% loan-to-cost with a maximum principal balance of $640,000 at an interest rate of 9.5% per annum. We closed on the loan on July 12, 2018. The company is a minority investor in the 2018 loans. They are not indicative of the type of co-lending, first-mortgage secured arrangements that the company normally intends to be making. We extended a bridge loan to the borrower of the Kinzers Property, and took a minority position on that loan and the first-mortgage loan on the Cave Junction Property, in order to place loan proceeds at the disposal of the borrowers to satisfy their immediate funding needs. When the company realizes sufficient net proceeds from this offering, it intends to take majority positions in both loans and convert the bridge loan to a first-mortgage loan. In the event that the proceeds received in this offering are insufficient to finance the expansion of existing Properties or the acquisition and development of future Properties, affiliates of the company may purchase Class A and/or Class B Common Stock in the company to provide the funds necessary to consummate the transactions on commercially reasonable terms. The company anticipates that a number of its farmer-borrowers will purchase land adjacent to the parcel initially financed and make additional investments over time. The company expects to have a long-term relationship with its borrowers pursuant to which it provides initial acquisition/construction financing, followed by expansion financing and then long-term stabilized financing.

The Business Plan

Steward Realty Trust, Inc. provides financing to farmers and ranchers to buy land and operate their farm businesses. Many such projects convert vacant or underutilized land into agricultural use. Steward targets farmers seeking to operate on one hundred acres or less, which the company believes to be an underserved segment of the agricultural market often considered too small by traditional agricultural lenders. In addition, many of the farmers qualify as "beginning farmers", defined by the United States Department of Agriculture ("USDA") as an individual or entity who "has not operated a farm or ranch, or who has operated a farm or ranch for not more than 10 consecutive years".[1] These farmers are often overlooked by traditional lenders, but have tested their business model, desire to commit themselves to a life of farming, and are ready to make the significant capital investments in land, facilities, and equipment necessary to operate a successful farm business.

[1] "Limited Resource Farmer/Rancher - Beginning Farmer Definition." Limited Resource Farmer/Rancher - Self Determination Tool. USDA Natural Resources Conservation Service, 01 Nov. 2010. Web. 05 Mar. 2017. <https://lrftool.sc.egov.usda.gov/BFRP_Definition.aspx>.

Table of Contents

In addition, Steward Realty Trust, Inc. targets farmers and ranchers practicing sustainable, ecologically-sound agriculture. Such farming is often labeled, among others, as organic, non-GMO, biodynamic, or regenerative. Key characteristics of this type of farming include:

- limited use of external inputs such as chemical fertilizers and pesticides,
- limited use of large scale machinery and a focus on skilled human labor and hand/small tools for efficient, high-density cultivation,
- diversity of crops and livestock, also referred to as polyculture, and
- alignment with ecosystems and enhancement of natural resources, including soil, water, and carbon.

Many such farm operations sell their products directly to consumers and restaurants regionally and at a premium, given the consumer demand for high-quality, sustainable agricultural products. A direct business model reduces the number of intermediaries that take a percentage of the farmers' income and thus increases cash flow.

By financing farms operating at the intersection of these three key drivers—small-scale, using sustainable, ecologically-sound practices, and operated by "beginning farmers"—we address an underserved yet critical part of the agricultural sector that is greatly in need of financing. Younger farmers are needed to replace aging agriculture owners, who represent a majority of farm owners in the United States. For example, during the period from 1980-2010, the average age of U.S. farmers increased by nearly eight years, from 50.5 years to 58.3 years.[2] Such trends show the need for capital to bring "beginning farmers" into agriculture and the importance of these farmers to the health of agricultural and food systems.

Borrowers will apply for loans through the Steward Platform, owned by affiliate Steward Technologies Ltd. Each of the company and individual accredited investors will be able to lend some portion of the aggregate amount of the loan sought to the borrower using the technology provided by the platform. The company intends to lend at least 50% of the loan amount sought by each borrower and the other investors will be co-lenders for the remaining amount of the loans. Borrowers on the Steward Platform will enter into a loan agreement in which Steward Lending LLC, an affiliate of the company, acts as administrative agent on behalf of all of the co-lenders, including the company. The relationship between the company and the other investors will be governed by a participation agreement defining the rights of the co-lenders. All investments—in shares of Steward Realty Trust, Inc. or in an individual loan—will be made on the Steward Platform, with no intermediaries or upfront fees for investors in the company's shares or for investors lending via the platform. In the event that other investors do not elect to participate in making a loan to a borrower via the Steward Platform, the company will lend the full amount sought by a borrower.

The company believes each type of investment available on the Steward Platform—shares of Steward Realty Trust, Inc. or a direct interest in individual loans—will have a different appeal for potential investors. Steward Realty Trust, Inc. provides an investor with a diversified investment spread across a portfolio of farm loans. This potentially provides more stability for cash flow and principal protection, since any potential losses on a single loan would only represent a portion of the overall portfolio. While an investment in an individual loan could carry higher risks, given the performance of the investment depends on the performance of a single borrower, investment via the Steward Platform in an individual loan allows a direct connection between the investor and the farmer-borrower and is well suited for investors who want to invest in a farm they know or in a region or product type they are familiar with. The company expects investors to invest in both investment products, shares of Steward Realty Trust, Inc. and individual loans, but believes that investors will invest a higher average investment amount in the company. The company solely offers investors shares of Class A Common Stock.

Like some REITs, the company does not currently have any employees and relies on affiliates to provide the services necessary to operate the company. The company's executive officers are employed by or independent contractors of the company's affiliate, Steward Agricultural Funding Portal LLC ("SAFP"), whose employees and

- **Deleted:** web p
- **Deleted:** www.gosteward.com
- **Deleted:** directly
- **Deleted:** Each such portion of the aggregate amount sought will be a direct loan from the company or the investor to the borrower.
- **Deleted:** will seek to make a loan for a portion of the aggregate amount sought, alongside investors who can make their own loans on the same terms as the company
- **Deleted:** web p
- **Deleted:** www.gosteward.com
- **Deleted:** make
- **Deleted:** ny
- **Deleted:** s
- **Deleted:** p
- **Deleted:** n
- **Deleted:**
- **Deleted:** on the platform
- **Deleted:** p
- **Deleted:** Any i
- **Deleted:** Investments in individual loans will be evidenced by a borrower's promissory note which will be part of the loan documentation.

independent contractors devote a portion of their time to the affairs of the company and other affiliates. The company and its corporate affiliates are parties to an Intercompany Services and Cost Allocation Agreement. Under that agreement, SAFP is the sole provider of the personnel staffing the service departments or performing the functions described in the agreement that are being shared by its affiliates. See "Certain Relationships and Related Party Transactions." We anticipate that company affiliate Steward Lending will originate[, and act as administrative agent for,] each mortgage that Steward Realty Trust, Inc. will invest in, and that company affiliate Steward Servicing LLC ("Steward Servicing") will service all loans. Myrtle Grove Ventures LLC ("MGV") is currently the sole owner of the company. SAFP and its affiliates, Steward Lending and Steward Servicing, are wholly owned subsidiaries of MGV. Daniel S. Miller, the company's CEO, is the 99% owner of Myrtle Grove Ventures LLC and Myrtle Grove Ventures Manager, Inc. ("MGVM") is a 1% owner. MGVM is in turn 100% owned by Daniel S. Miller.

---

[2] Kurtzleben, Danielle. "The Rapidly Aging U.S. Farmer." Https://www.usnews.com/news/blogs/data-mine/2014/02/24/us-farmers-are-old-and-getting-much-older, 24 Feb. 2014. Web. 05 Mar. 2017. <https://www.usnews.com/news/blogs/data-mine/2014/02/24/us-farmers-are-old-and-getting-much-older>.

THE COMPANY'S BUSINESS

Overview

The company is a corporation formed in Maryland. The primary purpose of the company is to provide financing to farmers and ranchers to purchase agricultural land and make investments in their farm business. The company focuses on sustainable agriculture, aquaculture, and forestry.

The company will consider other vehicles, such as crowdfunding, for investing along with other individuals or entities in connection with the financing of a particular Property. The company may, at the discretion of the board of directors, invest in any of the mortgages relating to such financings on such terms as the board of directors may deem appropriate.

The company targets lending to small-scale farmers and ranchers operating on less than one hundred acres. The company focuses on lending to farmers using sustainable and ecologically sound farming practices.

The Properties are expected to be located across the United States, though over time the company may expand its operations to foreign markets. Key factors in determining the viability of a project are the experience of a farmer or rancher, cost and availability of land, and the size of the local market for high-quality, sustainable agricultural products. The company seeks to preserve capital and produce attractive short to mid-term returns. To achieve this goal, the company will seek to finance farmers outside the focus of the traditional agricultural lending market, targeting borrowers with existing farming experience, sustainable practices, defined products offerings, and direct sales channels who are ready to invest for the long term.

The company believes that while local agriculture has grown significantly over the last decade, there exists a gap for local, small-scale operators focused on non-commoditized farm products, mainly due to a lack of traditional financing. The company believes that these inefficiencies in the market provide opportunities for investors with a detailed understanding of and connection to local real estate and agricultural markets.

The company targets making monthly dividend payments and the distribution of 100% of annual net income. The company targets a loan-to-cost ratio (also referred to as "LTC") of 65-85% for each project, but does not intend to use leverage at the portfolio level for the foreseeable future. The LTC ratio is a metric used in commercial real estate construction to compare the financing of a project as offered by a loan to the cost of building the project. The LTC ratio allows commercial real estate lenders to determine the risk of offering a construction loan.[1]

The Properties the company has already financed, consisting of real estate located in Detroit, Michigan, Kinzers, Pennsylvania, and Cave Junction, Oregon are illustrative of the Properties that the company seeks to finance. Each of the Detroit Properties consists of less than one acre, vacant at purchase and now converted to agricultural use for fruits and vegetables, with each borrower planning to purchase additional acreage over time. The Kinzers Property is a 50 acre diversified grain and dairy farm. The Cave Junction Property is a 25 acre hemp farm.

We financed the two Detroit Properties in the form of a first-mortgage construction loan. The first loan was 85% LTC with a maximum principal balance of $75,000 at an interest rate of 10.0% per annum. The second loan was 82.5% LTC with a maximum principal balance of $120,000 at an interest rate of 9.5% per annum. We closed on the loans on June 20, 2017 and August 23, 2017, respectively. We financed the Kinzers Property in the form of a bridge loan, which is expected to be converted into a first-mortgage loan by the end of 2018. The loan has a maximum principal balance of $150,000 at an interest rate of 8.0% per annum. We closed on the loan on June 15, 2018. We financed the Cave Junction Property in the form of a first-mortgage construction loan, at 80% loan-to-cost with a maximum principal balance of $640,000 at an interest rate of 9.5% per annum. We closed on the loan on July 12, 2018. The company is a minority investor in the 2018 loans. They are not indicative of the type of co-lending, first-mortgage secured arrangements that the company normally intends to be making. We extended a bridge loan to the borrower of the Kinzers Property, and took a minority position on that loan and the first-mortgage loan on the Cave Junction Property, in order to place loan proceeds at the disposal of the borrowers to satisfy their immediate funding needs. When the company realizes sufficient net proceeds from this offering, it intends to take majority positions in both loans and convert the bridge loan to a first-mortgage loan.

In the event that the proceeds received in this offering are insufficient to finance the purchase and development of any existing Properties or other Properties yet to be selected, affiliates of the company may purchase Class A and/or Class B Common Stock in the company for the funds necessary to consummate the transactions on commercially reasonable terms.

[1] https://www.investopedia.com/terms/l/loan-to-cost-ratio-ltc.asp

31

PLAN OF OPERATION

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in this Offering Circular. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

Overview

The primary purpose of the company is to provide financing to farmers and ranchers to purchase agricultural land and make investments in their farm business, with a focus on sustainable agriculture, aquaculture, and forestry. We have financed three Properties in the form of a first-mortgage construction loan and one in the form of a bridge loan, which we expect to convert to a first-mortgage loan by the end of 2018. The first loan was 85% LTC, with a maximum principal balance of $75,000, at an interest rate of 10.0% per annum. The second loan was 82.5% LTC, with a maximum principal balance of $120,000, at an interest rate of 9.5% per annum. The third loan is for a maximum principal balance of $150,000, at an interest rate of 8.0% per annum. The fourth loan is for a maximum principal balance of $640,000, at an interest rate of 9.5% per annum. We closed on the loans on June 20, 2017, August 23, 2017, June 15, 2018, and July 12, 2018 respectively.

To date, the company has been the sole lender in its first two loan financings, following the assignment to it of those loans by Steward Lending, and a co-lender in the third and fourth loan financing. The company intends to be the sole or majority lender in each loan that it makes, however, it is a minority investor in the third and fourth loan financings, initially funding only $12,312 and $5,000, respectively, of such loans. They are not indicative of the type of co-lending, first-mortgage secured arrangements that the company normally intends to be making. We extended a bridge loan to the borrower of the Kinzers Property, and took a minority position on that loan and the first-mortgage loan on the Cave Junction Property, in order to place loan proceeds at the disposal of the borrowers to satisfy their immediate funding needs. When the company realizes sufficient net proceeds from this offering, it intends to take majority positions in both loans and convert the bridge loan to a first-mortgage loan. In the future, it is intended that Steward Lending, as Administrative Agent to the lenders, will sign all closing documents for the lenders, including the company. The company may invest as part of a syndicate or other participatory arrangement with co-investors in connection with the financing of some Properties, such as via crowdfunding. The company may, at the discretion of the board of directors, invest in any of the mortgages on those Properties on such terms as the board of directors may deem appropriate.

Daniel S. Miller is the principal executive officer of the company. Through entities he controls, he intends to enter into related party agreements in the future where significant conflicts of interest may exist. The interests of our management and their affiliates could result in decisions adverse to the company's stockholders and their decisions may negatively impact the value of your investment. Our management may earn a profit from related party transactions while our investors may lose their entire investment. See "Risks Related to Certain Conflicts of Interest" and "Certain Relationships And Related Party Transactions."

The company intends to qualify as a REIT beginning with the taxable year ending December 31, 2018, which may be extended to the taxable year ending December 31, 2019, in our board of director's discretion. Net proceeds from this offering will be used by the company (i) to finance one or more Properties, (ii) to create a reserve fund to finance additional Properties, and/or (iii) for working capital.

35

Deleted: for the period from inception to December 31, 2017